VARI-L LOGO
                            VARI-L COMPANY, INC.

                               1,943,900 Shares
                                Common Stock
                               $0.01 Par Value


     This Prospectus relates to the offer and sale of 1,943,900 shares of common stock, par value $0.01 per share (the "Shares") of Vari-L Company, Inc. (the "Company") by certain debenture holders, warrant holders and shareholders of the Company (the "Selling Shareholders"). The Shares may be sold from time to time by the Selling Shareholders, through ordinary brokerage transactions in negotiated transactions or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. See - "Selling Shareholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Shareholders.

     The Company's Common Stock, $0.01 par value per share (the "Common Stock") is traded on The Nasdaq Stock Market -- National Market System under the symbol "VARL." On May 2, 1997, the last reported sale price of the Company's Common Stock was $7.75.

                      THESE ARE SPECULATIVE SECURITIES.
               SUCH SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                             SEE "RISK FACTORS."


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
         ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.


     No person has been authorized to give any information or to make any representation other than those contained in the Prospectus in connection with the offering made hereby, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                      ---------------------------------


                 The date of this Prospectus is May 5, 1997.

                            AVAILABLE INFORMATION

     Vari-L Company, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement" ) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto or incorporated by reference therein. Such information, including exhibits and schedules to the Registration Statement incorporated by reference therein, can be inspected and copied at the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C 20549. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov/edgarhp.htm that contains reports, proxy and information statements and other information concerning registrants that file electronically with the Commission. The Common Stock is traded on the National Association of Securities Dealers, Inc., Automated Quotation System ("Nasdaq"). Information filed by the Company with Nasdaq may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. Copies of these documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to David G. Sherman, President, Vari-L Company, Inc., 11101 East 51st Avenue, Denver, Colorado 80239, telephone number 303/371-1560.


              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference
(Commission File No. 0-23866):

     1. Annual Report on Form 10-KSB for the year ended December 31, 1996, filed March 31, 1997;

     2. Form 8-A (Commission File No. 0-23866) filed April 20, 1994 and Form 8-A/A filed March 19, 1996; and

     3. Proxy Statement for the June 20, 1997 annual meeting of shareholders filed April 30, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     A copy of the documents incorporated by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in the information contained in this Prospectus), may be obtained upon request without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be made to David G. Sherman, President, Vari-L Company, Inc., 11101 East 51st Avenue, Denver, Colorado 80239, telephone number 303/371-1560. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov/edgarhp.htm.

                                 The Company

     Vari-L Company, Inc. (the "Company") designs, manufactures and markets a wide range of signal processing components and devices which are used in communications equipment and systems, such as cellular telephones and base stations, local area computer networks, and satellite communications equipment, as well as military and aerospace applications, such as advanced radar systems, missile guidance systems, and navigational systems. The Company sells its products primarily to original equipment manufacturers of communications systems.

     The Company was founded in 1953 in Stamford, Connecticut, relocated to Denver, Colorado in 1969, and reincorporated under Colorado law in 1985. The Company's manufacturing and corporate facilities are located at 11101 East 51st Avenue, Denver, Colorado 80239, and its telephone number is 303/371-1560.

     The Company's products are used in wireless communications equipment. Wireless communication is the transmission of voice and data signals through the air, without a physical connection, such as a metal wire or fiber-optic cable. Wireless communications systems currently in use include cellular telephones and base stations, wireless cable (LMDS), satellite communications, global positioning systems, local area networks, as well as radar systems, missile guidance systems and navigational systems. Communications systems currently in the development stage include personal communications systems and direct broadcast satellites. The Company's products are designed for use in all of these applications.


                                RISK FACTORS

     AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS,
PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS WHEN EVALUATING AN INVESTMENT IN THE COMPANY.


     PRODUCT OBSOLESCENCE. The industry in which the Company competes, and the technologies for which the Company's products are designed, are subject to rapid technological changes. These rapid changes may result in product obsolescence or declining prices. Accordingly, the ability of the Company to remain competitive will depend in a large part upon its ability to innovate and generally keep abreast of technological changes, of which there can be no assurance.

     COMPETITION. The Company faces competition in the sale of virtually all of its products, including competition from major corporations with greater financial, technical, marketing and other resources than the Company. There can be no assurance that the Company will be able to remain competitive in the future.

     DEFENSE INDUSTRY DOWNSIZING: HISTORICAL DEPENDENCE ON GOVERNMENT CONTRACTS. World events have resulted in a decreased demand for defense-related products and a general downsizing of the American defense industry. This factor, along with federal budget constraints, is likely to have an adverse impact on the Company's ability to continue to attract and retain orders from defense contractors which, as a group, still account for a significant portion of the Company's business. While the Company has mitigated this risk by the addition of commercial business, there is no assurance that it will always to be able to do so.

     DEPENDENCE ON SUPPLIERS. The success of the business of the Company may depend in part upon the reliability of the Company's suppliers of subcomponents and raw materials. The Company is subject to the risks of shortages and delays in delivery of subcomponents and such materials. There can be no assurance that the Company will continue to be able to locate reliable secondary sources of these subcomponents and materials.

     DEPENDENCE ON KEY MANAGEMENT AND EMPLOYEES. The Company is highly dependent upon the efforts of its management for its success. The loss of the services of one or more of its key officers, particularly Joseph H. Kiser, Chairman of the Board and Chief Scientific Officer, and David G. Sherman, President and Chief Executive Officer, could have a material adverse effect on the Company's business. The Company maintains "key man" life insurance on the lives of Messrs. Kiser and Sherman, each of whom has an employment agreement with the Company. The success of the Company also depends upon the Company's ability to attract and retain other qualified personnel, particularly technical personnel for research and development, of which there can be no assurance.

     PRICE STABILITY. Competition provides constant downward pressure on the prices of the components sold by the Company in the commercial marketplace. The Company's sales to defense-related contractors and manufacturers have historically occurred in a relatively stable price environment. Moreover, political pressures on defense spending may adversely affect prices and profit margins in that market comparable to those already present in the commercial market. While the Company believes that its ongoing expansion into high volume, low-cost production capabilities will permit it to respond successfully to these price pressures, there can be no assurance that it will do so.

     LIMITED PATENT PROTECTION. The Company's success is dependent upon its proprietary technology. Currently, only some of the Company's products are protected by patents. The Company relies on confidentiality and non-disclosure agreements and on trade secret laws to protect its unpatented technology. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary technology or that the protection afforded by trade secret laws will adequately protect the Company. Although the Company believes that its products and technology do not infringe on any existing proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

     RELIANCE ON KEY CUSTOMERS. While the Company sold its products to over 450 separate companies or divisions of companies in 1996, the Company relies on certain key customers, defense programs, and commercial programs throughout periods of the year. No single customer represented more than 11% of total sales in 1996. Nevertheless, the loss of certain key customers could materially and adversely affect the Company.

     POSSIBLE PRICE VOLATILITY. The market price of the Common Stock may be significantly affected by factors such as announcements of new products by the Company or its competitors, as well as variations in the Company's results of operations and market conditions in the electronic components industry in general. Market prices may also be affected by movements in prices of securities in general. Although the Common Stock is traded on the Nasdaq Stock Market, there is no assurance that it will remain eligible to be included on Nasdaq.


                               USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Shareholders. The Selling Shareholders have agreed to pay all commissions and other compensation to any securities broker-dealers through whom they sell any of the Shares.


                            SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the Selling Shareholders and the Shares offered by the Selling Shareholders pursuant to this Prospectus. None of the Selling Shareholders within the past three years has had any material relationship with the Company or any of its affiliates except as described below.


                                                     Shares to be
                                                     Beneficially
                               No. of     No. of       Owned on
                               Shares     Shares      Completion
Name of                     Beneficially   Being        of the
Selling Shareholder             Owned     Offered      Offering

                                                   Number % of Class
Millenco LP(1)(2)(3)          369,780    369,780(4)       0        0
Newark Sales(1)(2)(3)         110,934    110,934(4)       0        0
Sales Link(1)(2)(3)           443,736    443,736(4)       0        0
Rita Folger(1)(2)(3)           36,978     36,978(4)       0        0
Carla Stuart(1)(2)(3)          36,978     36,978(4)       0        0
Ace Foundation(1)(2)(3)       110,934    110,934(4)       0        0
Julie Nordlicht(1)(2)(3)      369,780    369,780(4)       0        0
Mark Nordlicht(1)(2)(3)       147,912    147,912(4)       0        0
Broadway Partners(1)(2)(3)    110,934    110,934(4)       0        0
Robert Cohen(1)(2)(3)          55,467     55,467(4)       0        0
Ellen Cohen(1)(2)(3)           18,489     18,489(4)       0        0
Lenore Katz(1)(2)(3)           18,489     18,489(4)       0        0
Jeff Rubin(1)(2)(3)            18,489     18,489(4)       0        0
Eugene L. Neidiger              5,470      5,470(5)       0        0
Charles C. Bruner              10,470      5,470(5)   5,000        *
J. Henry Morgan                 4,800      2,000(5)   2,800        *
Robert L. Parrish              17,944      2,250(5)  15,694        *
Anthony B. Petrelli             7,908      5,470(5)   2,438        *
John J. Turk, Jr.               2,110        610(5)   1,500        *
Regina L. Neidiger              1,690      1,690(5)       0        0
George L. McCaffrey             2,970      2,970(5)       0        0
Michael P. McCaffrey            2,970      2,970(5)       0        0
Joseph H. Kiser               739,688     50,000(6) 639,688    15.8%
Neidiger, Tucker, Bruner,
 Inc.                       16,100(8)     16,100(7)    0(8)     0(8)


*     Less than one percent

(1) The number of Shares beneficially owned consists of (i) Shares issuable upon conversion of Debentures and exercise of Warrants purchased from the Company pursuant to the Securities Purchase Agreement (as defined below), and (ii) Shares issuable upon such conversion and exercise upon the exercise of options to purchase additional Debentures and Warrants in an amount up to 50% of the amount of the Debentures and Warrants already purchased (the "Options") for a period of 150 days from March 4, 1997.

(2) For the last 30 days of the 150 day option period, exercise of the Options is subject to the prior sale by Neidiger, Tucker, Bruner, Inc. ("NTB") of the Debentures and Warrants issuable upon exercise of the Options.

(3)   The Options are transferable among the holders of such Options.

(4) The Debentures are convertible into shares of Common Stock at the lower of (i) $9.50 per share or (ii) 84% of the average closing bid price of the Company's Common Stock on Nasdaq for the 10 trading days preceding the conversion notice date. The number of shares underlying the Debentures (including the Debentures to be received upon exercise of the Options) that are being registered herein was calculated using 84% of the closing bid price of a share of the Company's Common Stock on April 7, 1997, or $6.825.

(5) Shares issuable upon exercise of Agent's Warrants (as defined below) paid to NTB as part of its compensation for acting as placement agent for the private offering and subsequently assigned by NTB to the individuals named.

(6) Includes options to purchase 218,750 shares and 247,863 shares beneficially owned by Mr. Kiser as the result of certain trust arrangements.

(7) If all of the Options are exercised, NTB or its assigns will receive an additional 16,100 Agent's Warrants.

(8) Excludes any shares that may be owned by NTB from time to time in its capacity as a market maker for the Common Stock on Nasdaq.

--------------------------


      Joseph H. Kiser is the Chairman of the Board and the Chief Scientific Officer of the Company. Neidiger, Tucker, Bruner, Inc. ("NTB"), a registered broker-dealer, acted as the Company's underwriter in its initial public offering in 1994 and recently acted as Selling Agent in a private offering of securities of the Company which is described below. Prior to the private offering and other than NTB and Joseph H. Kiser, the Company has had no relationship with the Selling Shareholders.

      On March 4, 1997, Millenco LP, Newark Sales, Sales Link, Rita Folger, Carla Stuart, Ace Foundation, Julie Nordlicht, Mark Nordlicht, Broadway Partners, Robert Cohen, Ellen Cohen, Lenore Katz and Jeff Rubin (collectively, the "Purchasers") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Company which provided for the sale by the Company to the Purchasers of up to $7,500,000 in subordinated debentures convertible into shares of Common Stock (the "Debentures") and 750,000 warrants to purchase shares of the Common Stock (the "Warrants"). To date, $5,000,000 of Debentures and 500,000 Warrants have been sold. The Purchasers have the option for a period of 150 days from the date of the Agreement to purchase up to an additional 50% of the amount of their original purchases of Debentures and Warrants (the "Options"). For the last 30 days of the 150 day period, NTB may sell the Debentures and Warrants underlying any unexercised portion of the Options to third parties. Subject to the restrictions discussed below, the Debentures are convertible into Common Stock at the option of the holder at the lower of (i) $9.50 per share, or (ii) 84% of the of the average closing bid price on Nasdaq for the ten trading days prior to the date that the Company receives a notice of conversion. Debentures bear interest at the rate of 7% per annum until the first to occur of four years from the date of issuance or conversion. If the conversion price of a Debenture for which conversion is requested is $8 per share or less on the applicable conversion date, the Company has the option to decline to convert the Debenture and instead redeem the Debenture by payment of 116% of the principal amount plus accrued interest. Repayment of the principal and interest of the Debentures is subordinated to the Company's secured debt in favor of banks, savings and loan associations, institutions or other asset-based lenders, in an amount up to $25,000,000, irrespective of whether such debt is currently owed or is incurred in the future. Subject to the restrictions described below, Warrants may be exercised by the holders for three years at an exercise price of $9.50. Warrants may not be redeemed by the Company.

      Under the Securities Purchase Agreement, the Purchasers were entitled to demand registration of the Common Stock issuable upon conversion of the Debentures and exercise of the Warrants under the Securities Purchase Agreement and have exercised their rights for the Shares being registered herein. The Company will seek such shareholder approval at the next annual meeting of the Company's shareholders scheduled for June 20, 1997. Until shareholder approval of the Securities Purchase Agreement and the transactions thereunder is obtained (i) the Debentures are convertible into a maximum aggregate of 765,367 shares of Common Stock on a first-converted basis, and (ii) the Warrants are not exercisable. If shareholder approval of the transaction has not been obtained by March 4, 1998, or if this Prospectus is not declared effective by that time, any Debentures or portions thereof which have not been converted to Common Stock shall be redeemed by the Company for cash equal to 115% of the principal amount of the Debenture plus accrued interest.

      Mr. Kiser is registering for sale 50,000 of the 104,095 Shares he acquired upon his exercise of certain nonqualified stock options on July 24, 1996. Mr. Kiser plans to sell all or a portion of the registered Shares to recover the exercise price and the taxes paid upon exercise of these stock options. The Company has agreed to let Mr. Kiser "piggyback" his Shares on the registration of the Shares underlying the Debentures and the Warrants because he was unable to sell enough Shares in the market in 1996 to pay these costs of exercise.

      For acting as the Selling Agent for the placement of the Debentures and the Warrants pursuant to the Securities Purchase Agreement, NTB received a commission of 5% of the amount sold in the offering and 28,900 Agent's Warrants as additional compensation. NTB will receive an additional 16,100 Agent's Warrants if the Options are exercised. The Agent's Warrants have the same terms as the Warrants except that (i) the exercise price is the same as the conversion price of the Debentures (rather than the exercise price of the Warrants), (ii) the Agent's Warrants have a term of five years (rather than the three-year term of the Warrants), and (iii) the Agent's Warrants carry unlimited piggyback registration rights (rather than the demand registration rights of the Warrants and the Debentures). The Shares underlying the Agent's Warrants (including any additional Agent's Warrants issuable upon exercise of Options) are being registered hereunder pursuant to the exercise of such piggyback registration rights.


                            PLAN OF DISTRIBUTION

      All of the Shares offered hereby are being sold by the Selling Shareholders. The Shares will be offered by the Selling Shareholders from time to time (i) at market prices prevailing on the Nasdaq National Market System at the time of offer and sale, at prices related to such prevailing market prices, (ii) in negotiated transactions, or (iii) a combination of such methods of sale. The Selling Shareholders may effect such transactions by offering and selling the Shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act") and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

      The Company has advised the Selling Shareholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act. The Company has also advised the Selling Shareholders that, in the event of a "distribution" of the Shares, the Selling Shareholders, any "affiliated purchasers," and any broker-dealer or other person who participates in such distribution may be subject to Rule 10b-6 under the Securities Exchange Act of 1934 (the "Exchange Act") until his or its participation in that distribution is completed. A "distribution" is defined in Rule 10b-6(c)(5) as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." Rule 10b-6 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. The Company has also advised the Selling Shareholders that Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purposes of pegging, fixing or stabilizing the price of the Company's Common Stock in connection with this offering.

      While Mr. Kiser received the 50,000 Shares offered by him in this offering in a transaction registered under the Securities Act, in the absence of this Prospectus he, like all executive officers, Directors and other "affiliates" of the Company, would be able to sell his Shares only subject to the limitations of Rule 144, promulgated under the Securities Act ("Rule 144"). In general, under Rule 144 as currently in effect, an "affiliate" of the Company or a person who has beneficially owned shares which are "restricted securities" as defined in Rule 144 for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent (1%) of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company is free to sell shares which are not "restricted securities," or "restricted securities" which have been held for at least two years, without regard to the limitations contained in Rule 144. Mr. Kiser's sales of the 50,000 Shares registered hereunder will not be subject to the foregoing restrictions.

      Under Section 16 of the Exchange Act, Mr. Kiser and any other executive officer, Director, and 10% or greater shareholder of the Company will be liable to the Company for any profit realized from any purchase and sale (or any sale and purchase) of Common Stock within a period of less than six months.

TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for the shares of Common Stock is American Securities Transfer & Trust, Inc., 1825 Lawrence Street, #444, Denver, Colorado, 80202.


                                LEGAL MATTERS

      The validity of the securities to be offered hereby will be passed upon for the Company by Gorsuch Kirgis L.L.C., Denver, Colorado, counsel for the Company.


                                   EXPERTS

      The financial statements of Vari-L Company, Inc. as of December 31, 1996 and 1995 and for the years then ended have been incorporated by reference herein and in this Prospectus in reliance upon the report of Haugen, Springer & Co., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                        INDEMNIFICATION OF DIRECTORS

          The Securities Purchase Agreement provides that the Company and its officers, Directors, and controlling shareholders are indemnified against losses arising out of any untrue statement of a material fact or any omission to state a material fact necessary to make the statements in this Prospectus, in light of the circumstances under which they were made, not misleading, to the extent that such untrue statement or omission is contained in any information or affidavit a Selling Shareholder furnished to the Company.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.